UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No.8)
Under the Securities Exchange Act of 1934

CROW TECHNOLOGIES 1977 LTD.
(Formerly BARI Trust Investments Ltd.)

(Name of Issuer)
Ordinary Shares, NIS 0.25 par value per share	M26744108
(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co.
1, Azrieli Center
Tel-Aviv 67021, Israel
+972-3-608-7851
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 6 Pages)

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CUSIP No. M26744108	13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS: Silverboim Holdings Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO

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CUSIP No. M26744108	13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS: Zvi Barinboim I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

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Item 1.     Security And Issuer.

The name of the issuer to which this Schedule relates is Crow Technologies 1977 Ltd. (“Crow”). Its principal executive offices are located at 57 Ha’Melacha Street, Holon, Israel. This Schedule 13D relates to Crow’s Ordinary Shares, NIS 0.25 par value per share (the “Ordinary Shares”).

Item 2.     Identity and Background

The Reporting Persons are:

(1)     (a) Silverboim Holdings Ltd. (“Silverboim”), a company established in accordance with the laws of Israel, and controlled by Zvi Barinboim.

          (b) Mr. Zvi Barinboim holds directly and indirectly approximately 54.14% of the voting rights of Silverboim and serves as the chairman of its board of directors.

(2)      Business Address of the Reporting Persons: 1 Azrieli Center, 46th Floor, Tel Aviv, 67021, Israel.

(3)     Occupation and Employment: Zvi Barimboim is a business man and director of companies.

(4)     Criminal Proceedings: During the previous five (5) years, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of Silverboim, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)     Civil Proceedings: During the previous five (5) years, neither the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of Silverboim, has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Persons in this Item 2 was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)     Citizenship: Zvi Barinboim is an Israeli citizen.

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The executive officers and directors of Silverboim are citizens of the State of Israel, except for Gilex Holdings B.V. a company incorporated under the laws of the Netherlands, their principal occupations and addresses are set forth below:

Name	Occupation	Address
Zvi Barinboim	Businessman, director of companies	1 Azrieli Center, Tel Aviv, 67021, Israel
Zvi Bar Nes Nissenshon	Co-CEO of Hilan Tech Ltd.	12 Hamasger Street, Tel Aviv, Israel
Gilex Holdings B.V.	Not applicable	1077 XX Amsterdam, Strawinsklaan 1725, the Netherlands
Zeev Hartavi	Advocate	3 Daniel Frisch Street, Tel Aviv, Israel
Amit Goldwasser	CEO of Silverboim	1 Azrieli Center, Tel Aviv, 67021, Israel
Ariel Levy	Deputy Manager Operations of Silverboim	1 Azrieli Center, Tel Aviv, 67021, Israel

Item 3.     Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.     Purpose of Transaction.

Silverboim has disposed of 2,039,892 Ordinary Shares of Crow representing all of Silverboim’s holdings in Crow. Silverboim disposed of such shares through a series of three agreements with private individuals and companies, which were completed on November 14, 2003. Pursuant to such transactions, Silverboim also assigned to such persons all of its rights to vote 181,057 Ordinary Shares of Crow held by Shrem Fudim Kelner Technologies Ltd.

Item 5.     Interest in Securities of the Issuer.

Following the consummation of the agreements described in Item 4, Silverboim has no interest in the securities of the issuer.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 and any other person with respect to any securities of Crow, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

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Item 7.     Materials to be Filed as Exhibits.

The following exhibit is filed herewith:

Exhibit No.	Description
1	Agreement dated December 3, 2003 between Silverboim Holdings Ltd. and Zvi Barinboim, authorizing Silverboim Holdings Ltd. to file this Schedule 13D/A and any amendments thereto on behalf of Zvi Barinboim.

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          SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2003

SILVERBOIM HOLDINGS LTD. ZVI BARINBOIM BY: /S/ SILVERBOIM HOLDINGS LTD. —————————————————— Name: Title:

Authorized signatories of Silverboim Holdings Ltd., for itself and on behalf of Zvi Barinboim,

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Silverboim Holdings Ltd.
1, Azrieli Center
Tel Aviv 67021
Israel

December 3, 2003

Gentlemen,

Pursuant to rule 13d-k(1)(iii) promulgated under the Securities Exchange Act 1934, as amended, the undersigned hereby agrees that Silverboim Holdings Ltd. (“Silverboim”) may file as necessary on behalf of the undersigned with the Securities and Exchange Commission on a Schedule 13D or any amendments thereto in respect of shares of Crow Technologies 1977 Ltd. purchased or owned from time to time by the undersigned.

        Silverboim is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or any amendments thereto.

Very truly yours, BY: /S/ Zvi Barinboim —————————————— Zvi Barinboim

Agreed:

Silverboim Holdings Ltd.

By: __________________